DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 22, 2004

Mr. Mark Katzelnick
Senior Vice President
National Financial Services LLC
200 Liberty St., NY5A5
New York, NY 10281

Act	Securities Exchange Act of 1934
Section	§15
Rule	15c3-3
Public Availability	7/19/04

Re: Control of Non-Transferable Securities under Rule 15c3-3

Dear Mr. Katzelnick:

This responds to your letter dated March 9, 2004, on behalf of National Financial Services LLC ("NFS"), wherein you request, pursuant to subparagraph (c)(7) of Rule 15c3-3 (17 CFR 240.15c3-3) under the Securities Exchange Act of 1934 ("Exchange Act"), approval of an account at UBS Financial Services LLC ("UBS") as a good control location for certain NFS customer securities.

I understand the following facts to be relevant to your request: NFS is a broker-dealer registered with the Securities and Exchange Commission. In connection with its business, NFS executes and clears securities transactions and carries securities accounts for customers. In your letter, you represent that during a transfer of customer accounts from UBS to NFS, certain securities were unable to be transferred because there is no transfer agent for the securities. You also represent that these securities had no monetary value. Because these securities cannot to be transferred, you represent that NFS is unable to comply with subparagraph (b)(1) of Rule 15c3-3, which requires a broker-dealer to promptly obtain and thereafter maintain the physical possession or control of all fully-paid and excess margin securities carried by the broker-dealer for the account of customers.

To comply with Rule 15c3-3, you have proposed to create an account at UBS for customer securities that cannot be transferred to NFS. Under your proposal, the account would be designated a "Special Custody Account for the Exclusive Benefit of Customers of NFS" (the "Special Custody Account"), and the Division would consider the securities in the account to be under NFS' control for purposes of Rule 15c3-3.

Based on the facts and representations set forth in your letter, the Division, pursuant to subparagraph (c)(7) of Rule 15c3-3, hereby deems the Special Custody Account to be a good control location, provided that:

(a) The Special Custody Account contains only securities that cannot be transferred from UBS to NFS because they have no monetary value and do not have a transfer agent;

(b) UBS does not effect any securities transactions through the Special Custody Account, its purpose being exclusively for carrying securities that cannot be transferred to NFS;

(c) Securities carried in the Special Custody Account are not subject to any right, charge, security interest, lien, or claim of any kind in favor of UBS or any person claiming through UBS;

(d) UBS does not require NFS to pay any fees related to the Special Custody Account, other than for safe custody or administration;

(e) For purposes of Rule 15c3-3, UBS treats the Special Custody Account as a customer account and the customer securities maintained in the Special Custody Account as fully-paid securities; and

(f) UBS provides NFS with written assurance regarding the validity of (a) through (e) above.

You further agree that UBS and NFS will perform a monthly reconciliation to verify that securities in the Special Custody Account are NFS customer securities that could not be transferred to NFS. NFS also must immediately take possession of assets in the Special Custody Account should they become transferable.

If you have any questions regarding this matter, please contact Mandy Sturmfelz at 202-942-0085.

Pursuant to Delegated Authority,

Tom McGowan

Thomas K. McGowan
Assistant Director

cc: Ms. Kathryn Mahoney, NYSE

TKM/mbs

mandy

Fidelity Investments®

NATIONAL FINANCIAL
Services LLC

SECURITIES AND EXCHANGE COMMISSION RECEIVED
MAR 1 6 2004
DIVISION OF MARKET REGULATION

National Financial Services LLC
200 Liberty St., NY5A5
NY, NY 10281

Telephone (212) 335-5203

March 9, 2004

Mr. Tom McGowan
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW. Stop 10-1
Washington, DC. 20549
By FAX 202-942-9553 original to follow

Dear Mr. McGowan:

National Financial Services LLC (NFS) does hereby request permission from the Securities and Exchange Commission (SEC) to establish a custodial account with UBS Financial Services LLC (UBS). The purpose of this account is to maintain client positions that UBS cannot transfer to NFS so that the positions can be reflected in the clients NFS accounts and on customer statements. It will allow the clients to maintain their assets with one clearing firm as was the situation prior to the acquisition and position NFS to service these assets for the benefit of the clients. These positions have no market value and no transfer agent. Said positions would only be comprised of assets associated with the NFS acquisition of Correspondent Clearing Corporation (CSC) from UBS. A separate file listing all of the cusips that fall into this situation will be maintained and forwarded to you and the NYSE for your records once the transition of all the CSC accounts have been completed.

UBS will segregate the account on its books and records for the exclusive benefit of customers of NFS LLC. All securities deposited in this account shall be deposited for the exclusive benefit of customers of NFS LLC in accordance with the regulations of the Securities and Exchange Commission. Any and all assets in this account will be held and will remain in the possession and/or control of UBS unless NFS requests UBS to take specific action. We would also like to point out that it is the intention of NFS to take possession of an asset should it become portable.

In order for NFS LLC to be in compliance with the possession and control requirements of SEC Rule 15c3-3, we respectfully request that the Commission grant us permission to establish this account with UBS and to treat it as a good control location.

Please contact Giulio Frasciello at (212) 335-5203 for further information or clarification.

Thank you for your anticipated assistance in this matter.

Very truly yours,

Mark Katzelnick
Senior Vice President
(212) 335-5549

CC: Cathy Mahoney-NYSE